Mail Stop 3561

November 2, 2006

Mr. Jeffrey P. Jacobs, Chief Executive Officer
Jacobs Entertainment, Inc.
17301 West Colfax, Suite 250
Golden, Colorado 80401

> **Re:** **Jacobs Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 29, 2006**
> **File No. 333-88242**

Dear Mr. Jacobs:

We have reviewed your response letter dated October 25, 2006 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-8
Reclassifications, page F-10

1.   We note your response to our prior comment 1 and are not persuaded that the changes in your restricted cash represent investing activities in your statement of cash flows. We continue to believe that these restricted funds are created for the purpose of paying purses in your racing events and as such, are a core activity of your operations. In this regard, the changes in the balance of your restricted cash accounts should likewise be accounted for in your cash from operating activities in your statement of cash flows. You state that the funding of these Trust accounts is separate and distinct from your operations, however, it appears to us as though such accounts would not exist if not for the need to fund the purses payable as part of your operations. Paragraphs 15 through 17 of SFAS 95 define investing activities as those that include "making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise." Since funding these trust accounts for purposes of paying winnings related to your purse liability is neither making or collecting loans, or acquiring or disposing of debt and equity instruments, nor is it related to property plant and equipment, we are unclear as to why you believe this constitutes investing activities. Please revise your financial statements to reclassify the changes in your restricted cash accounts to operating activities.

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You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief